SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SANCHEZ ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

7997OY 105

(CUSIP Number)

Antonio R. Sanchez, III

1111 Bagby Street, Suite 1800

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons ANTONIO R. SANCHEZ, III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 200,000

	8	Shared Voting Power: 1,676,308

	9	Sole Dispositive Power: 200,000

	10	Shared Dispositive Power: 1,676,308

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,876,308

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.1% (1)

14	Type of Reporting Person (See Instructions) IN

(1)         Calculation of percentage based on a total of 46,354,913 shares of common stock outstanding as reported by Sanchez Energy Corporation’s transfer agent as of September 18, 2013.

CUSIP No. 7997OY 105		13D

1	Names of Reporting Persons A. R. SANCHEZ, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 911,856

	8	Shared Voting Power: 4,631,282

	9	Sole Dispositive Power: 911,856

	10	Shared Dispositive Power: 4,631,282

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,543,138

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.1% (1)

14	Type of Reporting Person (See Instructions) IN

(1)   Calculation of percentage based on a total of 46,354,913 shares of common stock outstanding as reported by Sanchez Energy Corporation’s transfer agent as of September 18, 2013.

This Amendment No. 5 to Schedule 13D amends and/or restates the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 13, 2012, Amendment No. 2 to Schedule 13D filed with the SEC on June 26, 2012, Amendment No. 3 to Schedule 13D filed with the SEC on December 24, 2012, and Amendment No. 4 to Schedule 13D filed with the SEC on February 8, 2013 (as amended or amended and restated thereby and hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons (as defined below) of shares of Common Stock of the Issuer.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of Schedule 13D are hereby amended and restated in its entirety as follows:

(a) and (f)              This Schedule 13D is filed jointly by each of the following persons:

(i)            Antonio R. Sanchez, III, a citizen of the United States of America; and

(ii)           A. R. Sanchez, Jr., a citizen of the United States of America.

Antonio R. Sanchez, III and A. R. Sanchez, Jr., together, are referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”). Information with respect to each Reporting Person is given solely by such Reporting Person, and neither Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by the other Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group as among themselves or the other persons and entities referred to in this Schedule 13D, other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

(b)           The address of the principal business office of both Reporting Persons is 1111 Bagby Street, Suite 1800, Houston, Texas 77002.

(c)           Antonio R. Sanchez, III is the Issuer’s President and Chief Executive Officer.  A.R. Sanchez, Jr. is the founder and Chairman of the Board of Directors of SOG as well as the Issuer’s Executive Chairman.

(d) and (e)             Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)             A. R. Sanchez, Jr. is the sole record owner of, and has sole voting and dispositive power over, an aggregate of 911,856 shares of Common Stock, or 2.0% of the Common Stock issued and outstanding.

Antonio R. Sanchez, III is the sole record owner of, and has sole voting and dispositive power over, 200,000 shares of Common Stock, or 0.4% of the Common Stock issued and outstanding.

Sanexco Ltd, a Texas limited partnership (“Sanexco”), is the sole record owner of 707,333 shares of Common Stock, or 1.5% of the Common Stock issued and outstanding.  San Juan Oil & Gas No. 2, Ltd., Texas limited partnership (“San Juan”), is the sole record owner of 707,333 shares of Common Stock, or 1.5% of the Common Stock issued and outstanding.  Sanexco and San Juan are each controlled by their general partner, Sanchez Management Corporation, a Texas corporation (“SMC”), which is managed by A. R. Sanchez, Jr.  Each of SMC and A. R. Sanchez, Jr. may be deemed to share voting and dispositive power over the aggregate 1,414,666 shares of Common Stock held by San Juan and Sanexco, or an aggregate of 3.1% of the Common Stock issued and outstanding.

A. R. Sanchez, Jr., as the general partner of AEP Ltd. Partnership, a Texas limited partnership (“AEP”), may be deemed to share voting and dispositive power over the 474,800 shares of Common Stock held by AEP, or 1.0% of the Common Stock issued and outstanding.

SEP Management I, LLC (“SEP Management”) is the sole record owner of 113,366 shares of Common Stock, or 0.2% of the Common Stock issued and outstanding.  SEP Management is a wholly owned subsidiary of Sanchez Oil & Gas Corporation (“SOG”), which is the sole record owner of 1,141,106 shares of Common Stock, or 2.7% of the Common Stock issued and outstanding.  SOG is managed by A. R. Sanchez, Jr. and Antonio R. Sanchez, III.  Each of SOG, A. R. Sanchez, Jr. and Antonio R. Sanchez, III may be deemed to share voting and dispositive power over the shares of Common Stock held by SEP Management.  Each of A. R. Sanchez, Jr. and Antonio R. Sanchez, III may be deemed to share voting and dispositive power over the shares of Common Stock held by SOG.

The 1988 Trust No. 11, the 1988 Trust No. 12, the 1988 Trust No. 13 and the 1988 Trust No. 14 (collectively, the “Trusts”) each hold 371,836 shares of Common Stock, or 0.8% of the Common Stock issued and outstanding.  A. R. Sanchez, Jr., as the co-trustee of each of the Trusts, may be deemed to share voting and dispositive power over the shares of Common Stock held by each of the Trusts.  Antonio R. Sanchez, III, as co-trustee and beneficiary of 1988 Trust No. 11, may be deemed to share voting and dispositive power over the shares of Common Stock held by 1988 Trust No. 11.

Antonio R. Sanchez, III, as co-trustee and beneficiary of TAEP Security Trust (“TAEP”), may be deemed to share voting and dispositive power over the 50,000 shares of Common Stock held by TAEP, or 0.1% of the Common Stock issued and outstanding.

A. R. Sanchez, Jr. disclaims beneficial ownership of the shares of Common Stock held by San Juan, Sanexco, AEP, SEP Management, SOG and each of the Trusts, respectively, except to the extent of his pecuniary interests therein, and this report shall not be deemed an admission that A. R. Sanchez, Jr. is the beneficial owner of the shares of Common Stock held by these entities for purposes of Section 16 or for any other purpose.

Antonio R. Sanchez, III disclaims beneficial ownership of the shares of Common Stock held by SEP Management, SOG, 1988 Trust No. 11 and TAEP, respectively, except to the extent of his pecuniary interests therein, and this report shall not be deemed an admission that Antonio R. Sanchez, III is the beneficial owner of the shares of Common Stock held by these entities for purposes of Section 16 or for any other purpose.

(c)           There have been no reportable transactions with respect to the Common Stock by the Reporting Persons during the past 60 days.

(d)           The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the respective shares of Common Stock reported by such persons on the cover pages of this Schedule 13D and in this Item 5.  Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

(e)           Following the issuance of additional shares of Common Stock by the Issuer that closed on September 18, 2013, Antonio R. Sanchez, III ceased to be the beneficial owner of more than 5% of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended to add the following language as the last paragraph thereof:

Lock-Up Agreement for Common Stock Offering

In connection with the public offering of additional shares of Common Stock by the Issuer that closed on September 18, 2013 and pursuant to certain lock-up agreements, each of the Reporting Persons agreed, subject to certain exceptions that, without the prior written consent of the representative of the underwriters, he will not, during the period commencing on September 18, 2013 and ending on December 17, 2013 (the “Lock-Up Period”), directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), enter into a swap or other derivatives transaction that transfers to another, in whole or in part, any economic benefits or risk of ownership of Common Stock, or otherwise dispose of any Common Stock, options or warrants to acquire Common Stock, or securities exchangeable or exercisable for or convertible into

Common Stock currently or thereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by him (or his spouse or family member), or publicly announce an intention to do any of the foregoing.

Each of the Reporting Persons also agreed that, without the prior written consent of the representative of the underwriters, he will not make any demand for, or exercise any right with respect to, the registration of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or warrants or other rights to purchase Common Stock or any such securities during the Lock-Up Period.  Each of the Reporting Persons also agreed and consented to the entry of stop transfer instructions with the Issuer’s transfer agent and registrar against the transfer of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock held by him except in compliance with the foregoing restrictions.

The description of the lock-up agreement is qualified in its entirety by reference to the full text of the agreement, a form of which is filed as Exhibit B.

Item 7. Material to be Filed as Exhibits.

Exhibit A                   Joint Filing Agreement dated October 7, 2013.

Exhibit B                   Form of Lock-Up Agreement.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 7, 2013

/s/ Antonio R. Sanchez, III
ANTONIO R. SANCHEZ, III

/s/ A. R. Sanchez, Jr.
A. R. SANCHEZ, JR.